SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  18 May, 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Product Launch announcement made on 18 May 2004

May 18, 2004


                          BT LINKS UP WITH VODAFONE UK

                               TO REMOVE FIXED AND

                            MOBILE BARRIERS FOR GOOD

                    BT steps up drive to create world's first
                     fully-converged communications service

BT today announced firm plans to change the face of communications in the UK by dismantling the barriers between fixed and mobile services. BT is to work with Vodafone UK in its bid to offer fully-converged fixed-mobile services never seen before in the UK, in the first relationship of its kind in the world.

BT Mobile's total connections for consumers and business are now running at over 20,000 a month. The link-up with Vodafone UK reinforces and builds upon BT's presence in the business and consumer mobile markets, by extending the benefits currently available to BT's mobility customers and taking them on to new levels of service.

BT customers will benefit from true fixed-mobile convergence by being able to communicate and access the same information and services however and wherever they want. No longer will they have to carry multiple devices, look up mobile address lists on different phones, or use more than one voicebank or phone number. The same personalised services will be available to them, whether they are connected to a fixed network or on the move. BT's goal is to generate around GBP1 billion of annual mobility and convergence revenues in five years.

Bill Morrow, chief executive officer of Vodafone UK, said: "This deal has huge attractions for both organisations. As the mobile partner in BT's convergence strategy, this enables Vodafone UK to maximise its network and service assets while generating additional revenue from a new source. However, Vodafone UK remains fully committed to a mobile strategy and is happy to share the success of mobile communications."

Pierre Danon, chief executive officer of BT Retail, said: "BT and Vodafone UK already have a close relationship, through BT's provision of managed and wholesale services. Today's announcement takes that relationship to another dimension.

"This is an excellent coming together of two strong brands from the mobile and fixed-line worlds with complementary strengths. This puts us in an ideal position to work together on convergence and offer customers the appealing package of trust and innovation. The fact that we are both global companies also means good news for our corporate customers with a presence outside the UK.

"It is a development that will play a key role in helping us build on our success to-date in offering mobile services to the business and consumer markets. It is a first relationship of its kind, going way beyond any normal service provision deal, as we will work closely on a number of fronts, with Vodafone UK providing the network services for BT's internal and external requirements," added Danon.

BT today confirmed it is to launch Project Bluephone - the first step to handset convergence - before the end of the year. It removes the need to own more than one phone, as customers will be able to use a single device that can switch seamlessly between networks, giving more convenience, a better service with more guaranteed coverage and lower overall costs.

It will bring the best of both worlds for both voice and data calls through the same devices, even at broadband speeds. Whenever customers are within reach of a BT wireless access point in their home or office, they will be able to connect at the best available speed and quality, through the BT network. If they move out of coverage range, they will seamlessly link to our partner's cellular GSM or 3G network for voice and data, giving them the best available connection wherever they are.

Project Bluephone has undergone successful trials with 50 users over the past two months and the technology is proven. Now it is to be brought to market by BT in close collaboration with Alcatel, Ericsson and Motorola. A 'soft launch' involving more than 1,000 users is planned for this summer, with a full launch later this year.

Steve Andrews, BT Group chief of mobility and convergence, said: "There has been a lot of talk about fixed and mobile convergence but, from later this year, it will be here from BT. We have moved from future vision to reality.

"Project Bluephone, and the developments that will follow it, will be key in helping us offer the world's first fully-converged fixed-mobile service, bringing together the best of all technologies to give the customer the seamless experience and powerful services they want, without having to bother with more than one device, wherever they are.

"These developments will bring significant benefits to customers, including more convenience, greater personalised services and the potentially lower costs that will result from more calls being carried over a fixed network."

Alan Mottram, president of Alcatel's Fixed Solutions activities, said: "Alcatel and BT enjoy a long-standing relationship and we look forward to building a joint solution for user-centric services within this visionary project." Johan Bergendahl, VP of Marketing at Ericsson, said: "All of Ericsson is excited that we can bring our Mobile expertise to the Bluephone project and help BT lead the world in fixed mobile convergence."

Margaret Rice-Jones, corporate vice-president and general manager of Motorola's Infrastructure business, EMEA, said: "We worked with BT to create BT Openzone and look forward to continuing to deliver innovative solutions that will achieve full network convergence."


                                    - Ends -

About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

     - BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

     -    BT Wholesale,  providing network services and solutions within the UK,
          including  ADSL,   conveyance,   transit,  bulk  delivery  of  private
          circuits, frame relay and ISDN connections.

     - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group,  including BT Exact,
an   internationally   renowned  centre  of  excellence  in  IT  and  networking
technologies. It is also BT's technology and research and development business.

In the year ended March 31, 2003, BT's turnover was GBP18,727m. with profit before goodwill amortisation, exceptional items and taxation of GBP1,829m.

For more information, visit www.bt.com

Inquiries about this news release should be made to Giles Deards in the BT Group

     Newsroom on 020 7356 5369. From outside the UK dial + 44 20 7356 5369.

All news releases can be accessed at our web site: http://www.bt.com/newscentre


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date  18 May, 2004